MFS® VARIABLE INSURANCE TRUST II

500 Boylston Street, Boston, Massachusetts 02116-3741

Phone 617-954-5000

October 17, 2011

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Preliminary Schedule 14A filed on September 23, 2011, for MFS Variable Insurance Trust II (File Nos. 2-83616 and 811-3732) (the “Preliminary Proxy Statement”)

Ladies and Gentlemen:

As requested, in connection with the filing of the above-referenced Preliminary Proxy Statement, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

If you have any questions, please call the undersigned at 617-954-5182.

Very truly yours,

MFS® VARIABLE INSURANCE TRUST II
SUSAN S. NEWTON Susan S. Newton Assistant Secretary